UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Willbros Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.05 par value
                         (Title of Class of Securities)

                                    969199108
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 9 Pages

CUSIP No. 969199108                   13G/A                  Page 2 of 9 Pages

-------------------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             GLG North American Opportunity Fund
-------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)     SEC USE ONLY
-------------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
               $2,600,000 principal amount of 6.5% Convertible Senior
               Notes due 2012 which are convertible into 148,097.56 shares of Common Stock

               758,935 shares of Common Stock

               Warrants to purchase 27,390 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
               $2,600,000 principal amount of 6.5% Convertible Senior
               Notes due 2012 which are convertible into 148,097.56 shares of Common Stock

               758,935 shares of Common Stock

               Warrants to purchase 27,390 shares of Common Stock
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                $2,600,000 principal amount of 6.5% Convertible Senior
                Notes due 2012 which are convertible into 148,097.56 shares of Common Stock

                758,935 shares of Common Stock

                Warrants to purchase 27,390 shares of Common Stock
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                        [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             2.45%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON ** OO
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 969199108                   13G/A                  Page 3 of 9 Pages

-------------------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             GLG Partners LP
-------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)     SEC USE ONLY
-------------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             United Kingdom
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    2,222,409 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER

                    2,222,409 shares of Common Stock
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,222,409 shares of Common Stock
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT
             IN ROW (9)
             5.84%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
-------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 4 of 9 Pages

-------------------------------------------------------------------------------

     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             GLG Partners Limited
-------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)     SEC USE ONLY
-------------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United Kingdom
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    2,222,409 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER

                    2,222,409 shares of Common Stock
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,222,409 shares of Common Stock
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.84%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IA, HC
-------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 5 of 9 Pages

-------------------------------------------------------------------------------

     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             GLG Partners, Inc.
-------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)     SEC USE ONLY
-------------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    2,222,409 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------
PERSON WITH:   (8)  SHARED DISPOSITIVE POWER

                    2,222,409 shares of Common Stock
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,222,409 shares of Common Stock
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.84%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             CO
-------------------------------------------------------------------------------

CUSIP No. 969199108                   13G/A                  Page 6 of 9 Pages

-------------------------------------------------------------------------------

This Amendment No. 2, (this "Amendment") amends the statement on Schedule 13G filed on January 27, 2006 as amended by Amendment No. 1 filed on February 14, 2007 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.05 per share (the "Shares"), warrants and convertible senior notes of Willbros Group, Inc., a Republic of Panama corporation (the "Company"). In addition to the 2,222,409 shares of Common Stock owned by GLG Partners LP, GLG Partners Limited and GLG Partners, Inc. (the "Reporting Individuals"), the Reporting Individuals beneficially own (i) warrants to purchase 48,819 shares of Common Stock, including warrants to purchase 27,390 shares of Common Stock held by GLG North American Opportunity Fund, and (ii) $2,600,000 principal amount of 6.5% Convertible Senior Notes due 2012 which are convertible into 148,097.56 shares of Common Stock, which are all held by GLG North American Opportunity Fund. However, pursuant to the terms of the relevant instruments, the Reporting Individuals cannot convert or exercise any of these warrants or convertible senior notes until such time as the Reporting Individuals would not beneficially own after any such conversion or exercise more than 4.99% of the outstanding Common Stock. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

     This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the
     Shares:

     INVESTMENT MANAGER

     (i) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by certain funds to which the Investment Manager serves as investment manager (the "GLG Funds").

     GENERAL PARTNER

     (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

     PARENT COMPANY

     (iii) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.

On November 2, 2007, GLG Partners Limited, GLG Partners LP and certain additional entities were directly or indirectly acquired by GLG Partners, Inc. (formerly named Freedom Acquisition Holdings, Inc.). GLG Partners, Inc. is publicly listed on the New York Stock Exchange under the ticker symbol GLG.

Item 2(b).  Address of Principal Business Office or, if none, Residence

        The address of the principal business office of the Parent Company is:

CUSIP No. 969199108                   13G/A                  Page 7 of 9 Pages

-------------------------------------------------------------------------------

        390 Park Avenue, 20th Floor
        New York, New York 10022

        The address of the principal business office of each of the other Reporting Persons is:

        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        United Kingdom

Item 2(c).  Citizenship

     Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.


Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's prospectus filed on January 18, 2008, pursuant to Rule 424(b)(3) of the rules promulgated under the Securities Act of 1933, the Company had 38,032,660 Shares outstanding as of December 5, 2007.

     The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 10. Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2008, by and among GLG Partners, Inc., GLG Partners LP and GLG Partners Limited.

CUSIP No. 969199108                   13G/A                  Page 8 of 9 Pages

-------------------------------------------------------------------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2008



GLG NORTH AMERICAN OPPORTUNITY FUND
    By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
    Individually and in its capacity as Investment Manager

GLG PARTNERS LIMITED
    Individually and in its capacity as General Partner of GLG Partners LP

    By: /s/ Timothy Kuschill
        --------------------
        Timothy Kuschill
        Counsel of GLG Partners LP

    By: /s/ Victoria Parry
        ------------------
        Victoria Parry, Attorney-in-Fact
        On behalf of Emmanuel Roman, Managing Director, GLG Partners Limited





GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name:  Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary

The Power of Attorney, dated February 14, 2008, executed by Emmanuel Roman, authorizing Victoria Parry to sign and file this Schedule 13G/A on Emmanuel Roman's behalf, which was filed with the Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 by such Reporting Persons with respect to the common stock of American Oil & Gas, Inc., is hereby incorporated by reference.

CUSIP No. 969199108                   13G/A                  Page 9 of 9 Pages

-------------------------------------------------------------------------------

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2008



GLG NORTH AMERICAN OPPORTUNITY FUND
    By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
     Individually and in its capacity as Investment Manager

GLG PARTNERS LIMITED
     Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Timothy Kuschill
         --------------------
         Timothy Kuschill
         Counsel of GLG Partners LP

     By: /s/ Victoria Parry
         ------------------
         Victoria Parry, Attorney-in-Fact
         On behalf of Emmanuel Roman, Managing Director, GLG Partners Limited



GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name: Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary